UNITED
STATES
SECURITIES
AND
EXCHANGE
COMMISSION
WASHINGTON,
D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the
Securities
Exchange Act of
1934
(Amendment No.
1)

SR Telecom Inc.
--------------------
--------------------
--------------------
--------------------
(Name of Issuer)

Common Shares,
No Par Value
--------------------
--------------------
--------------------
--------------------
(Title of Class of
Securities)

78464P208
--------------------
--------------------
-----------
(CUSIP Number)

Wendy Schnipper
Clayton, Esq.
DDJ Capital
Management, LLC
141 Linden Street,
Suite 4
Wellesley, MA
02482-7910
781-283-8500
--------------------
--------------------
--------------------
--------------------
(Name, address
and telephone
number of person
authorized to
receive notices and
communications)

February 2, 2006
--------------------
--------------------
--------------------
--------------------
(Date of Event
which Requires
filing of this
Statement)

If the filing person
has previously filed
a statement on
Schedule 13G to
report the
acquisition which is
the subject of this
Schedule 13D, and
is filing this schedule
because of Rule
13d-1(b) (3) or (4),
check the following
box [   ].

(Continued on
following pages)

(Page 1 of 13
Pages)




1	NAME OF
REPORTI
NG
PERSON
	S.S. OR
I.R.S.
IDENTIFI
CATION
NO. OF
ABOVE
PERSON
	DDJ
Capital
Manageme
nt, LLC
	04-
3300754
2	CHECK
THE
APPROPR
IATE BOX
IF A
MEMBER
OF A
GROUP*
	SEE ITEM
#5	(a) [ X ]
		(b) [    ]
3	SEC USE
ONLY
4	SOURCE
OF FUNDS*
	OO
5	CHECK
BOX IF
DISCLOS
URE OF
LEGAL
PROCEED
INGS IS
REQUIRE
D
PURSUAN
T TO
ITEM 2(d)
or 2(e)	[     ]
6
	CITIZENS
HIP OR PLACE
OF
ORGANIZATION
	Massachus
etts

NUMBER OF	7	SOLE VOTING POWER
SHARES		262,337,317
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		262,337,317
PERSON WITH	10	SHARED DISPOSITIVE POWER

11
	AG
GREGATE
AMOUNT
BENEFICI
ALLY
OWNED
BY EACH
REPORTI
NG
PERSON
	262,337,31
7
12	CHECK
BOX IF
THE
AGGREG
ATE
AMOUNT
IN ROW
(11)
EXCLUDE
S
CERTAIN
SHARES*	[     ]
13	PERCENT
OF
CLASS
REPRESE
NTED BY
AMOUNT
IN ROW
(11)
38.58%
14	TYPE OF
REPORTI
NG
PERSON *
IA
*SEE
INSTRUCTIONS
BEFORE
FILLING OUT!




1	NAME OF
REPORTI
NG
PERSON
	S.S. OR
I.R.S.
IDENTIFI
CATION
NO. OF
ABOVE
PERSON
	B IV
Capital
Partners,
L.P.
	71-
0882125
2	CHECK
THE
APPROPR
IATE BOX
IF A
MEMBER
OF A
GROUP*
SEE ITEM #5	(a) [ X ]
	(b) [    ]
3	SEC USE
ONLY
4	SOURCE
OF FUNDS*
	WC
5	CHECK
BOX IF
DISCLOS
URE OF
LEGAL
PROCEED
INGS IS
REQUIRE
D
PURSUAN
T TO
ITEM 2(d)
or 2(e)	[     ]
6
	CITIZENS
HIP OR PLACE
OF
ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		169,789,188
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		169,789,188
PERSON WITH	10	SHARED DISPOSITIVE POWER

11
	AG
GREGATE
AMOUNT
BENEFICI
ALLY
OWNED
BY EACH
REPORTI
NG
PERSON
	169,789,18
8
12	CHECK
BOX IF
THE
AGGREG
ATE
AMOUNT
IN ROW
(11)
EXCLUDE
S
CERTAIN
SHARES*	[     ]
13	PERCENT
OF
CLASS
REPRESE
NTED BY
AMOUNT
IN ROW
(11)
24.97%
14	TYPE OF
REPORTI
NG
PERSON *
PN
*SEE
INSTRUCTIONS
BEFORE
FILLING OUT!





1	NAME OF
REPORTI
NG
PERSON
	S.S. OR
I.R.S.
IDENTIFI
CATION
NO. OF
ABOVE
PERSON
	GP Capital
IV, LLC
	04-
3575350
2	CHECK
THE
APPROPR
IATE BOX
IF A
MEMBER
OF A
GROUP*
	SEE ITEM
#5	(a) [ X ]
		(b) [    ]
3	SEC USE
ONLY
4	SOURCE
OF FUNDS*
	OO
5	CHECK
BOX IF
DISCLOS
URE OF
LEGAL
PROCEED
INGS IS
REQUIRE
D
PURSUAN
T TO
ITEM 2(d)
or 2(e)	[     ]
6
	CITIZENS
HIP OR PLACE
OF
ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		169,789,188
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		169,789,188
PERSON WITH	10	SHARED DISPOSITIVE POWER

11
	AG
GREGATE
AMOUNT
BENEFICI
ALLY
OWNED
BY EACH
REPORTI
NG
PERSON
	169,789,18
8
12	CHECK
BOX IF
THE
AGGREG
ATE
AMOUNT
IN ROW
(11)
EXCLUDE
S
CERTAIN
SHARES*	[     ]
13	PERCENT
OF
CLASS
REPRESE
NTED BY
AMOUNT
IN ROW
(11)
24.97%
14	TYPE OF
REPORTI
NG
PERSON *
OO
*SEE
INSTRUCTIONS
BEFORE
FILLING OUT!





1	NAME OF
REPORTI
NG
PERSON
	S.S. OR
I.R.S.
IDENTIFI
CATION
NO. OF
ABOVE
PERSON
	The
October
Fund,
Limited
Partnership
	04-
3504882
2	CHECK
THE
APPROPR
IATE BOX
IF A
MEMBER
OF A
GROUP*
	SEE ITEM
#5	(a) [ X ]
		(b) [    ]
3	SEC USE
ONLY
4	SOURCE
OF FUNDS*
	OO
5	CHECK
BOX IF
DISCLOS
URE OF
LEGAL
PROCEED
INGS IS
REQUIRE
D
PURSUAN
T TO
ITEM 2(d)
or 2(e)	[     ]
6
	CITIZENS
HIP OR PLACE
OF
ORGANIZATION
	Massachus
etts

NUMBER OF	7	SOLE VOTING POWER
SHARES		25,294,295
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		25,294,295
PERSON WITH	10	SHARED DISPOSITIVE POWER

11
	AG
GREGATE
AMOUNT
BENEFICI
ALLY
OWNED
BY EACH
REPORTI
NG
PERSON
	25,294,295
12	CHECK
BOX IF
THE
AGGREG
ATE
AMOUNT
IN ROW
(11)
EXCLUDE
S
CERTAIN
SHARES*	[     ]
13	PERCENT
OF
CLASS
REPRESE
NTED BY
AMOUNT
IN ROW
(11)
3.72%
14	TYPE OF
REPORTI
NG
PERSON *
OO
*SEE
INSTRUCTIONS
BEFORE
FILLING OUT!




1	NAME OF
REPORTI
NG
PERSON
	S.S. OR
I.R.S.
IDENTIFI
CATION
NO. OF
ABOVE
PERSON
	October
G.P., LLC
	04-
3504881
2	CHECK
THE
APPROPR
IATE BOX
IF A
MEMBER
OF A
GROUP*
	SEE ITEM
#5	(a) [ X ]
		(b) [    ]
3	SEC USE
ONLY
4	SOURCE
OF FUNDS*
	OO
5	CHECK
BOX IF
DISCLOS
URE OF
LEGAL
PROCEED
INGS IS
REQUIRE
D
PURSUAN
T TO
ITEM 2(d)
or 2(e)	[     ]
6
	CITIZENS
HIP OR PLACE
OF
ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		25,294,295
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		25,294,295
PERSON WITH	10	SHARED DISPOSITIVE POWER
11
	AG
GREGATE
AMOUNT
BENEFICI
ALLY
OWNED
BY EACH
REPORTI
NG
PERSON
	25,294,295
12	CHECK
BOX IF
THE
AGGREG
ATE
AMOUNT
IN ROW
(11)
EXCLUDE
S
CERTAIN
SHARES*	[     ]
13	PERCENT
OF
CLASS
REPRESE
NTED BY
AMOUNT
IN ROW
(11)
3.72%
14	TYPE OF
REPORTI
NG
PERSON *
OO
*SEE
INSTRUCTIONS
BEFORE
FILLING OUT!





	This
Amendment No. 1
to Schedule 13D
("Amendment No.
1") should be read
in conjunction with
the Schedule 13D
dated October 3,
2005 ("Schedule
13D") as filed with
the Securities and
Exchange
Commission by
DDJ Capital
Management, LLC,
a Massachusetts
limited liability
company, and
certain affiliates
(collectively, the
"DDJ Affiliates").
This Amendment
No. 1 amends the
Schedule 13D only
with respect to
those items below.
All capitalized terms
not otherwise
defined herein shall
have the meanings
ascribed thereto on
the Schedule 13D.

        This
Amendment No.1
and the Schedule
13D have been filed
with the Securities
and Exchange
Commission by the
Reporting Persons
(as defined below)
to report beneficial
ownership of
common shares, no
par value (the
"Shares") of SR
Telecom Inc. (the
"Issuer").

	This filing of
Amendment No.1
and the Schedule
13D is not, and
should not be
deemed to be, an
admission that the
Schedule 13D or
any Amendment
thereto is required
to be filed.

ITEM 1.
	SECURIT
Y AND ISSUER:

        This
Amendment No.1
and Schedule 13D
relates to the
Shares.

ITEM 3.

SO
UR
CE
S
AN
D
A
M
OU
NT
OF
FU
ND
S
OR
OT
HE
R
CO
NS
ID
ER
AT
IO
N:

Item 3 is
ame
nde
d
by
add
ing
the
foll
owi
ng
par
agr
aph
..

	On January
24, 2006, the
Issuer entered into
separate Share
Purchase
Agreements with
certain existing
holders of the New
Debentures
(collectively, the
"Purchasers"),
including the DDJ
Affiliates, pursuant
to which the Issuer
agreed to issue to
the Purchasers an
aggregate of
333,333,333
Shares for an
aggregate purchase
price of
CDN$50,000,000,
or $.15 per
Common Share
(the "Transaction").
In connection with
the Transaction, the
DDJ Affiliates
agreed to purchase
in the aggregate
141,356,217
Shares for an
aggregate purchase
price of
CDN$21,203,432.

	On
February 2, 2006,
the conditions
precedent to the
Transaction were
satisfied and the
Transaction closed.
In connection with
the Transaction, in
addition to the
purchase of an
aggregate of
333,333,333
Shares, each of the
Purchasers,
including the DDJ
Affiliates, agreed to
convert their
outstanding New
Debentures into
Shares in
accordance with the
conversion
provisions of the
New Debentures.

        Prior to the
Transaction, B IV
owned 79,358,764
Shares (including
69,001,668 Shares
issuable upon the
exercise of
outstanding New
Debentures);
October owned
11,375,785 Shares
(including
9,891,134 Shares
issuable upon the
exercise of the New
Debentures); the
Account owned
5,562,294 Shares
(including
4,836,361 Shares
issuable upon the
exercise of the New
Debentures); and
DDJ Canadian
owned 24,684,257
Shares (including
21,462,720 Shares
issuable upon the
exercise of the New
Debentures).
Subsequent to the
Transaction, and
after giving effect to
the conversion of
their New
Debentures into
additional Shares,
DDJ and the DDJ
Affiliates in the
aggregate may be
deemed to
beneficially own the
262,337,317
Shares.  In addition,
B IV may be
deemed to
beneficially own a
total of
169,789,188
Shares, and
October may be
deemed to
beneficially own a
total of 25,294,295
Shares.

ITEM 5.
	INTERES
T IN
SECURITIES OF
ISSUER:

        Paragraph
(a) in Item 5 is
deleted in its
entirety and
amended as set
forth below.

	(a)	B
IV owns, and GP
Capital IV, LLC
and DDJ
beneficially own, as
general partner and
investment
manager,
respectively, of B
IV, 169,789,188
Shares, or
approximately
24.97% of the
outstanding Shares
of the Issuer.
October owns, and
October G.P., LLC
and DDJ
beneficially own, as
general partner and
investment
manager,
respectively, of
October,
25,294,295 Shares,
or approximately
3.72% of the
outstanding Shares
of the Issuer.
DDJ, as investment
manager to B IV,
October and the
Account, and as
investment advisor
to DDJ Canadian,
may be deemed to
beneficially own
262,337,317
Shares, or
approximately
38.58% of the
outstanding Shares
of the Issuer.

ITEM 6.
	CONTRA
CTS,
ARRANGEMEN
TS,
UNDERSTANDI
NGS OR
RELATIONSHIP
S WITH
RESPECT TO
SECURITIES OF
THE ISSUER

	Item 6 is
amended by adding
the following:
Debenture
Registration
Rights Agreement
	The DDJ
Affiliates (as well as
certain other
Purchasers) are
party to a
registration rights
agreement dated as
of August 22,
2005, pursuant to
which the Issuer
granted certain
holders of the New
Debentures
registration rights in
the United States
(the "Debenture
Registration Rights
Agreement").
Pursuant to the
Debenture
Registration Rights
Agreement, the
Issuer agreed to file
and use its
reasonable best
efforts to keep
effective, a shelf
registration
statement for the
registration of New
Debentures and the
underlying Shares.
	After the
expiration of the
applicable holding
period, the DDJ
Affiliates have the
right to make two
demand
registrations on
Form F-1,
provided that the
reasonably
anticipated gross
proceeds to be
raised (before any
underwriting
discounts and
commissions) equal
or exceed
U.S.$2,000,000, a
nd unlimited
demand
registrations on
Form F-3
(or similar short
form registration
forms), provided
that with respect to
registrations on
Form F-3
(or similar short
form registration
forms), the
reasonably
anticipated
aggregate gross
proceeds to be
raised (before any
underwriting
discounts and
commissions) equal
or
exceed U.S.$1,000
,000.
	In addition,
on August 22,
2005, the DDJ
Affiliates were
granted registration
rights in Canada for
the New
Debentures and the
underlying Shares if
the DDJ Affiliates
are considered a
"control person" for
the purposes of
Canadian securities
legislation.
Common Stock
Registration
Rights Agreement
	The DDJ
Affiliates are party
to a registration
rights agreement
dated as of
February 2, 2006,
pursuant to which
the Issuer granted
certain Purchasers,
including the DDJ
Affiliates,
registration rights in
the United States
(the "Common
Stock Registration
Rights Agreement").
Pursuant to the
Common Stock
Registration Rights
Agreement, the
DDJ Affiliates will
have the right to
make two demand
registrations on
Form F-1,
provided that the
reasonably
anticipated gross
proceeds to be
raised (before any
underwriting
discounts and
commissions) equal
or exceed
U.S.$2,000,000, a
nd unlimited
demand
registrations on
Form F-3
(or similar short
form registration
forms), provided
that with respect to
registrations on
Form F-3
(or similar short
form registration
forms), the
reasonably
anticipated
aggregate gross
proceeds to be
raised (before any
underwriting
discounts and
commissions)
would be equal to
or
exceed U.S.$1,000
,000.
	In addition,
on February 2,
2006, the DDJ
Affiliates were
granted registration
rights in Canada for
the Shares if DDJ is
considered a
"control person" for
the purposes of
Canadian securities
legislation.




Signature:
========

	After
reasonable inquiry
and to the best of
my knowledge and
belief, I certify that
the information set
forth in this
statement is true,
complete and
correct.


DDJ CAPITAL
MANAGEMENT,
LLC

By:	/s/ Joshua
L. McCarthy

	Joshua L.
McCarthy
	Attorney-
in-Fact*


B IV CAPITAL
PARTNERS, L.P.
By:  GP Capital IV,
LLC, its General
Partner
By:  DDJ Capital
Management, LLC,
Manager

By:	/s/ Joshua
L. McCarthy

	Joshua L.
McCarthy
	Attorney-
in-Fact*


GP CAPITAL IV,
LLC
By:  DDJ Capital
Management, LLC,
Manager

By:	/s/ Joshua
L. McCarthy

	Joshua L.
McCarthy
	Attorney-
in-Fact*




THE OCTOBER
FUND, LIMITED
PARTNERSHIP
By:  October G.P.,
LLC, its General
Partner
By:  DDJ Capital
Management, LLC,
Manager

By:	/s/ Joshua
L. McCarthy

	Joshua L.
McCarthy
	Attorney-
in-Fact*




OCTOBER G.P.,
LLC
By:  DDJ Capital
Management, LLC,
Manager

By:	/s/ Joshua
L. McCarthy

	Joshua L.
McCarthy
	Attorney-
in-Fact*

* Limited Power
of attorney filed
as Exhibit B to
Schedule 13D
filed on October
3, 2005






ANNEX A
===========

	The name
and present
principal occupation
or employment of
each executive
officer and member
of DDJ Capital
Management, LLC
and each director of
the DDJ Affiliates
are set forth below.
The business
address of each
person and the
address of the
corporation or
organization in
which such
employment is
conducted is 141
Linden Street, Suite
4, Wellesley, MA
02482.  Mr.
Breazzano and Ms.
Mencher are U.S.
citizens.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
=============
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=
=

David J.
B
r
e
a
z
z
a
n
o

P
r
i
n
c
i
p
a
l

o
f

D
D
J

C
a
p
i
t
a
l

M
a
n
a
g
e
m
e
n
t
,

L
L
C
,

a
n
d

o
t
h
e
r

a
c
t
i
v
i
t
i
e
s

a
c
t
i
n
g

o
n

b
e
h
a
l
f

o
f

t
h
e

D
D
J

A
f
f
i
l
i
a
t
e
s

Judy K.
M
e
n
c
h
e
r

P
r
i
n
c
i
p
a
l

o
f

D
D
J

C
a
p
i
t
a
l

M
a
n
a
g
e
m
e
n
t
,

L
L
C
,

a
n
d

o
t
h
e
r

a
c
t
i
v
i
t
i
e
s

a
c
t
i
n
g

o
n

b
e
h
a
l
f

o
f

t
h
e

D
D
J

A
f
f
i
l
i
a
t
e
s


EXHIBIT INDEX

The Exhibit Index is
amended so as to
include the
following
documents.

1. Canadian
Registration Rights
Agreement dated as
of August 22, 2005
between
SR Telecom Inc.
and DDJ Capital
Management, LLC.
(incorporated by
reference to
Exhibit 4.3 to the
Issuer's Form F-1
filed on October
14, 2005)

2. U.S. Registration
Rights Agreement
dated as of
August 22, 2005
among
SR Telecom Inc.
and the 10%
Convertible
Debenture holders
specified therein.
(incorporated by
reference to
Exhibit 4.4 to the
Issuer's Form F-1
filed on October
14, 2005)

3. Canadian
Registration Rights
Agreement dated as
of February 1,
2006 between
SR Telecom Inc.
and DDJ Capital
Management, LLC
(incorporated by
reference to Exhibit
11 to the Issuer's
Form 6-K filed on
February 3, 2006.)

4. U.S. Registration
Rights Agreement
dated as of
February 1, 2006
among
SR Telecom Inc.
and the holders
specified therein
(incorporated by
reference to Exhibit
12 to the Issuer's
Form 6-K filed on
February 3, 2006.)

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 14 OF 13 PAGES

SCHEDULE 13D
CUSIP NO. 78464P208	PAGE 15 OF 13 PAGES

AGSH&F Comments
1/31/06